

# Sohel Kapadia · 3rd

 **Groomit for Pets, LL(**

Serial Entrepreneur – Telecommunications – MVNO – Real
Estate – Pet Grooming on demand

Yonkers, New York · 500+ connections · **Contact info**

## Featured



**Black Wireless**
YouTube



**SOHEL Distributor**

## Experience



### Chief Executive Officer

Groomit for Pets, LLC · Full-time

Jul 2019 – Present · 1 yr 2 mos

Greater New York City Area



**House Calls for Everything!**



### CEO

SDI-Sohel Distributors

Jan 1996 – Present · 24 yrs 8 mos

Greater New York City Area

SDI was found to cater for all immigrants in USA t...
SDI Network with indirect and direct distribution c...
locations and service over 10 million monthly user...



### CEO

SDI Telecom

Jan 2014 – Present · 6 yrs 8 mos

Greater New York City Area

SDI Telecom buys and sells wholesale termination...
have over 100 direct interconnections.

### CEO

Black011 B2B Solutions

Jan 2011 – Present · 9 yrs 8 mos

Greater New York City Area

Black011 B2B Solution is a web portal that connects over 50.000 Retail Locations in USA with our Platform. Black011 has over 1 million monthly users. We offer multiple services like Mobile Sim Cards, Pay International Bills, Mobile Bills, International Top Ups and International Long Distance Services.



### CEO

Black Wireless

Jan 2013 – Present · 7 yrs 8 mos

Greater New York City Area

Black Wireless is a prepaid wireless service, providing low cost wireless service like talk, text, data and international calling. For more infos check www.blackwireless.com

### CEO / Founder

Fisk Management LLC

Sep 2011 – Present · 9 yrs
Greater New York City Area
Luxury Home Developments

 **CEO / Co Founder**
Groomit for Pets
May 2017 – Jun 2019 · 2 yrs 2 mos
Greater New York City Area

Groomit is an app Based on demand service, offer
Convenient at your time & your place.

**Show fewer experiences ⌃**

## Education

### Navsari
Bachelor's degree, Mathematics
1990 – 1992

## Skills & Endorsements

**Business Development** · 15

 Endorsed by **Al Obregon, who is highly skilled at this**

**Management** · 12

Endorsed by **Kirit panchamia, who is highly skilled at this**

**Business Strategy** · 8

**Arturo Del Rio Jr and 7 connections** have given endorsements for this skill

**Show more ⌄**

## Recommendations

**Received (1)**          Given (0)

**Rafael Luces**                    His company have

 **Director of Business Development at RL Telecom Strategies Inc.**

region

February 10, 2013, Sohel was a client of Rafael's

## Interests

 **Accel**
112,051 followers



 **SDI-Sohel Distributors**
132 followers



 **Black Wireless**
92 followers



**See all**